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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     AND
                              AMENDMENT NO. 3 TO
            SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             NEOZYME II CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NEOZYME II ACQUISITION CORP.
                              GENZYME CORPORATION
                                   (BIDDERS)

 UNITS, EACH CONSISTING OF ONE SHARE OF CALLABLE COMMON STOCK, $1.00 PAR VALUE,
         OF NEOZYME II CORPORATION AND ONE CALLABLE WARRANT TO PURCHASE
TWO SHARES OF GENERAL DIVISION COMMON STOCK, $.01 PAR VALUE, AND 0.135 SHARE OF
  TISSUE REPAIR DIVISION COMMON STOCK, $.01 PAR VALUE, OF GENZYME CORPORATION
                         (TITLE OF CLASS OF SECURITIES)

                                    G6420H146
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               PETER WIRTH, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                              CAMBRIDGE, MA 02139
                                 (617) 252-7500

                                WITH A COPY TO:

                            MAUREEN P. MANNING, ESQ.
                               PALMER & DODGE LLP
                               ONE BEACON STREET
                                BOSTON, MA 02108
                                 (617) 573-0100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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    Transaction Valuation*:  $108,675,000              Amount of Filing Fee:  $21,735
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

* For purposes of calculating fee only. This amount is based upon (a) 2,415,000 Units of Neozyme II Corporation (the "Units"), outstanding as of September 27, 1996 and (b) the price offered per Unit ($45.00). The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Units to be purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                    $21,735
   Form or Registration No.:                  Schedule 14D-1
   Filing Party:                              Neozyme II Acquisition Corp.
                                              Genzyme Corporation
   Date Filed:                                September 27, 1996

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        This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1
("Amendment") is the final amendment relating to the offer by Neozyme II Acquisition Corp., a British Virgin Islands ("BVI") international business company (the "Purchaser") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Genzyme"), to purchase all of the outstanding units, each consisting of one share of Callable Common Stock, $1.00 par value, of Neozyme II Corporation, a BVI international business company (the "Company"), and one Callable Warrant to purchase two shares of General Division Common Stock, $.01 par value, and 0.135 share of Tissue Repair Division Common Stock, $.01 par value, of Genzyme (the "Units") at a purchase price of $45.00 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on September 27, 1996. This Amendment is being filed in accordance with Instructions D and E to Schedule 14D-1.



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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The response to Item 6 is hereby amended by adding the following:

        The Offer expired at 5:00 p.m., New York City time, on Monday, October 28, 1996. The Purchaser accepted for payment all of the 2,385,561 Units (including 673,153 Units subject to guarantees of delivery) that were validly tendered and not properly withdrawn pursuant to the Offer. The number of Units accepted for payment by the Purchaser pursuant to the Offer equals approximately 98.8% of the outstanding Units.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  --  Offer to Purchase dated September 27, 1996*

(a)(2)  --  Letter of Transmittal*

(a)(3)  --  Notice of Guaranteed Delivery*

(a)(4)  --  Letter from Robertson, Stephens & Company LLC to Brokers, Dealers,
            Banks, Trust Companies and Other Nominees*

(a)(5)  --  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees*

(a)(6)  --  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*

(a)(7)  --  Press Release of Genzyme dated September 6, 1996(1)

(a)(8)  --  Press Release of Genzyme dated September 23, 1996(2)

(a)(9)  --  Press Release of Genzyme dated September 27, 1996*

(a)(10) --  Summary Advertisement dated September 27, 1996*

(a)(11) --  Press Release of Genzyme dated October 29, 1996

(b)     --  Not Applicable

(c)(1)  --  Purchase Agreement dated as of September 20, 1996 by and among
            Genzyme, the Purchaser and the Company(2)

(c)(2)  --  Research and Development Agreement, dated as of April 28, 1992 between Genzyme and the Company(3)

(c)(3)  --  Technology License Agreement, dated as of April 28, 1992 between
            Genzyme and the Company(3)

(c)(4)  --  Purchase Option Agreement, dated April 28, 1992, between Genzyme and the Underwriters (as therein defined)(3)

(c)(5)  --  Services Agreement, dated April 28, 1992, between Genzyme and the
            Company(4)

(c)(6)  --  Administrative Agreement, dated April 28, 1992, between Genzyme and the Company(3)

(c)(7)  --  Series 1992 Note of the Company dated April 28, 1992(3)

(c)(8)  --  Amendment No. 1 dated August 11, 1993 to Technology License
            Agreement and Research and Development Agreement between Genzyme and the Company(4)

(c)(9)  --  License and Development Agreement dated as of August 11, 1993 between Genzyme and Univax Biologics, Inc.(5)

(d)     --  Not Applicable

(e)     --  Not Applicable

(f)     --  Not Applicable

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*   Previously filed

(1) Incorporated by reference from Amendment No. 1 to Genzyme's statement on Form 13D relating to the Company, filed with the Securities and Exchange Commission on September 6, 1996.

(2) Incorporated by reference from Amendment No. 2 to Genzyme's statement on Form 13D relating to the Company, filed with the Securities and Exchange Commission on September 24, 1996.

(3) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 (File No. 0-14680).

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-14680).

(5) Incorporated by reference from the Quarterly Report on Form 10-Q of Univax (File No. 0-19748) for the quarter ended September 30, 1993. Confidential treatment has been granted for certain portions of this Exhibit.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOZYME II ACQUISITION CORP.

                                          By: /s/ Peter Wirth
                                              --------------------------------
                                              Peter Wirth
                                              Secretary

                                          GENZYME CORPORATION

                                          By: /s/ Peter Wirth
                                              --------------------------------
                                              Peter Wirth
                                              Executive Vice President, Legal
                                               Affairs and Chief Legal Counsel

Dated: October 29, 1996

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                                EXHIBIT INDEX

                                 DESCRIPTION
                                 -----------

(a)(1)  --  Offer to Purchase dated September 27, 1996*

(a)(2)  --  Letter of Transmittal*

(a)(3)  --  Notice of Guaranteed Delivery*

(a)(4)  --  Letter from Robertson, Stephens & Company LLC to Brokers, Dealers,
            Banks, Trust Companies and Other Nominees*

(a)(5)  --  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees*

(a)(6)  --  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*

(a)(7)  --  Press Release of Genzyme dated September 6, 1996 (1)

(a)(8)  --  Press Release of Genzyme dated September 23, 1996 (2)

(a)(9)  --  Press Release of Genzyme dated September 27, 1996*

(a)(10) --  Summary Advertisement dated September 27, 1996*

(a)(11) --  Press Release of Genzyme dated October 29, 1996

(b)     --  Not Applicable

(c)(1)  --  Purchase Agreement dated as of September 20, 1996 by and among
            Genzyme, the Purchaser and the Company (2)

(c)(2)  --  Research and Development Agreement, dated as of April 28, 1992 between Genzyme and the Company (3)

(c)(3)  --  Technology License Agreement, dated as of April 28, 1992 between
            Genzyme and the Company (3)

(c)(4)  --  Purchase Option Agreement, dated April 28, 1992, between Genzyme and the Underwriters (as therein defined) (3)

(c)(5)  --  Services Agreement, dated April 28, 1992, between Genzyme and the
            Company (4)

(c)(6)  --  Administrative Agreement, dated April 28, 1992, between Genzyme and the Company (4)

(c)(7)  --  Series 1992 Note of the Company dated April 28, 1992 (3)

(c)(8)  --  Amendment No. 1 dated August 11, 1993 to Technology License
            Agreement and Research and Development Agreement between Genzyme and the Company (4)

(c)(9)  --  License and Development Agreement dated as of August 11, 1993 between Genzyme and Univax Biologics, Inc. (5)


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*   Previously filed

(1) Incorporated by reference from Amendment No. 1 to Genzyme's statement on Form 13D relating to the Company, filed with the Securities and Exchange Commission on September 6, 1996.

(2) Incorporated by reference from Amendment No. 2 to Genzyme's statement on Form 13D relating to the Company, filed with the Securities and Exchange Commission on September 24, 1996.

(3) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 (File No. 0-14680).

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-14680).

(5) Incorporated by reference from the Quarterly Report on Form 10-Q of Univax (File No. 0-19748) for the quarter ended September 30, 1993. Confidential treatment has been granted for certain portions of this Exhibit.